Eleven Biotherapeutics, Inc.
245 First Street, Suite 1800
Cambridge, MA 02142

May 10, 2018

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Eleven Biotherapeutics, Inc.
Registration Statement on Form S-3
Filed May 4, 2018
File No. 333-224682
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Eleven Biotherapeutics, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-3, as may be amended, and declare such Registration Statement effective as of 4:00 p.m., Eastern Daylight Time, on May 11, 2018, or as soon thereafter as possible.
Please feel free to direct any questions or comments concerning this request to Steve Abrams of Hogan Lovells US LLP at (267) 675-4671.

Very truly yours,

Eleven Biotherapeutics, Inc.

/s/ Stephen A. Hurly
By:	Stephen A. Hurly
Title:	President and Chief Executive Officer